Substitute Form W-9 — Fording Inc.

Department of the Treasury Internal Revenue Service — Payer’s Request for Taxpayer Identification Number (TIN)

UNITED STATES SHAREHOLDERS ONLY

Part 1 — Taxpayer Identification	Name:

Please provide your Taxpayer	(please print)
Identification No. or Social
Security No. in the space at the	Social Security Number
right and certify by signing and	or Taxpayer Identification Number:
dating below
☐ Awaiting TIN

Part 2 — Certification — Under the penalties of perjury, I certify that:

1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),

2)	I am not subject to backup withholding because a) I am exempt from backup withholding, or b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or c) the IRS has notified me that I am no longer subject to backup withholding and

3)	I am a U.S. person (including a U.S. resident alien).

Certificate Instructions

You must cross out item 2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item 2).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature(s)	Date — Day	Month	Year

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE “AWAITING TIN” BOX ABOVE.

Certificate of Awaiting Taxpayer Identification Number

I certify under penalties of perjury that (i) a TIN has not been issued to me, (ii) either a) I have mailed an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or b) I intend to mail or deliver an application in the near future, and (iii) I understand that if I do not provide a TIN by the time of payment, I will be subject to backup withholding at a rate of 30% of all reportable payments made to me.

Signature(s)	Date — Day	Month	Year

NOTE:	Failure to complete and return this Substitute Form W-9 by 2:00 p.m. (Mountain Standard Time) on February 18, 2003, may result in backup withholding being withheld at a rate of 30% on any payments made to you.

Y E L L O W